Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 August 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Zhihu Inc. Date Submitted: 06 September 2023 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,550,000,000 USD 0.000125 USD 193,750 Increase / decrease (-) 0 USD Balance at close of the month 1,550,000,000 USD 0.000125 USD 193,750 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.000125 USD 6,250 Increase / decrease (-) 0 USD Balance at close of the month 50,000,000 USD 0.000125 USD 6,250 Total authorised/registered share capital at the end of the month: USD 200,000

FF301 Page 2 of 8 v 1.0.2 II. Movements in Issued Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02390 Description Balance at close of preceding month 294,646,061 Increase / decrease (-) 0 Balance at close of the month 294,646,061 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02390 Description Balance at close of preceding month 18,463,437 Increase / decrease (-) 0 Balance at close of the month 18,463,437 Remarks: Opening and closing balances of Class A ordinary shares shown above are of the Class A ordinary shares issued as fully paid or credited to be fully paid. Opening and closing balances of Class A ordinary shares that are issued and outstanding (i.e. exclusive of the Class A ordinary shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans ("Bulk Issuance Shares")) are 291,837,472 and 291,883,298 respectively.

FF301 Page 3 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02390 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2012 Plan (Share incentive plan adopted in June 2012 as amended from time to time.) 3,205,100 Cancelled -850 Lapsed -20,863 Others -43,743 3,139,644 3,139,644 0 General Meeting approval date (if applicable) 2). 2022 Plan (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 0 0 13,042,731 General Meeting approval date (if applicable) Total A (WVR ordinary shares A): Total funds raised during the month from exercise of options: USD 0 Remarks: 1) Others: -43,743 refers to 43,743 options being exercised. The exercise of 43,743 options was settled using the Bulk Issuance Shares. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301 Page 4 of 8 v 1.0.2 (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02390 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2012 Plan - Restricted Shares (Share incentive plan adopted in June 2012 as amended from time to time.) 0 1,279,325 2). 2022 Plan - Restricted Share Unit (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 12,074,664 Total D (WVR ordinary shares A): 0 Remarks: As of 31 August 2023, (i) 1,279,325 shares of the issuer may be issued pursuant to the restricted shares granted under 2012 Plan; and (ii) 12,074,664 shares of the issuer may be issued pursuant to the restricted share units granted under 2022 Plan. 67,591 restricted shares granted under 2012 Plan and 186,200 restricted share units granted under 2022 Plan were vested during the month. 182,225 restricted share units granted under 2022 Plan were cancelled during the month. (E). Other Movements in Issued Share 1. Class of shares issuable (Note 5 and 6) WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02390 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Repurchase of shares 30 June 2023 -4,131,724 Total E (WVR ordinary shares A):

FF301 Page 5 of 8 v 1.0.2 Remarks: Class A: 1) Repurchases of a total of 4,131,724 Class A ordinary shares were made on 3, 5, 6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 21, 24, 25, 26, 27, 28, 31 July 2023 and 1, 2, 3, 4, 7, 8, 9, 10, 11, 14, 15, 16, 17, 18, 21, 22, 23 and 24 August 2023 in New York Stock Exchange but such shares are not yet cancelled as at 31 August 2023. Total increase / decrease (-) in WVR ordinary shares A during the month (i.e. Total of A to E) 0

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Lau Yee Wa Title: Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”